Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Year ended December 31,
(in millions)	2013	2012	2011	2010	2009
Income before income taxes	$3,973	$3,470	$3,135	$3,021	$1,272
Less: Net income (loss) attributable to noncontrolling interests(1)	19	(18)	2	(13)	22
Pre-tax income attributable to BlackRock, Inc.	3,954	3,488	3,133	3,034	1,250
Add: Fixed charges	258	261	236	209	104
Distributions of earnings from equity method investees	80	42	30	14	18
Less: (Losses) earnings from equity method investees	158	175	23	141	30
Pre-tax income before fixed charges	$4,134	$3,616	$3,376	$3,116	$1,342
Fixed charges:
Interest expense	$211	$215	$176	$150	$68
Interest expense on uncertain tax positions(2)	3	3	10	8	8
Portion of rent representative of interest(3)	44	43	50	51	28
Total fixed charges	$258	$261	$236	$209	$104
Ratio of earnings to fixed charges	16.0x	13.9x	14.3x	14.9x	12.9x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.

(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the consolidated statements of income.

(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.

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